

July 12, 2012

Via E-mail
Mark C. Allen
Senior Vice President and Chief Financial Officer
Denbury Resources Inc.
5320 Legacy Drive,
Plano, TX 75024

> **Re:** **Denbury Resources Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2011**
> **Filed February 28, 2012**
> **Response Letter dated June 20, 2012**
> **File No. 1-12935**

Dear Mr. Allen:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2011

Business and Properties - Oil and Natural Gas Operations, page 5

Rocky Mountain Region, page 13

Future Rocky Mountain Tertiary Properties without Proved Tertiary Reserves …, page 14

Grieve Field

1.   We note your response to prior comment one. Please confirm that you will provide all related disclosures required by Item 1202 of Regulation S-K and include the proposed disclosure in your response.

Estimated Net Quantities of Proved Oil and Natural Gas Reserves, page 21

2.   Please reconcile the 26.4 MMBOE proved undeveloped reserves converted, and the $160 million of PUD development costs incurred in 2011, as disclosed on page 21, to the 34.6 MMBOE proved undeveloped reserves converted, and $516 million of development costs incurred in 2011, included in your response. Similarly, reconcile total estimated future PUD development costs at the beginning of the year for 2011 and 2010 per your response to the corresponding amounts appearing in the presentation of your Standardized Measure for 2010 and 2009 in the notes to your financial statements.

Closing Comments

        You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

                                    Sincerely,

                                    /s/ Karl Hiller *for*

                                    Brad Skinner
                                    Senior Assistant Chief Accountant